Exhibit 12. Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended
	March 31,

	2002	2001

	(dollars in thousands)
Income before income taxes	$107,999	$102,584

Fixed charges(1) :
Interest expense	104,804	149,478
Rental expense	4,718	3,715

	109,522	153,193
Less interest on deposits	63,629	120,421

Net fixed charges	45,893	32,772

Earnings, excluding interest on deposits	$153,892	$135,356

Earnings, including interest on deposits	$217,521	$255,777

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.35x	4.13x
Including interest on deposits	1.99x	1.67x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.